A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021
www.apowerenergy.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, OCTOBER 27, 2010

October 5, 2010

Dear Shareholders:

I am pleased to invite you to our 2010 Annual Meeting of Shareholders of A-Power Energy Generation Systems, Ltd.

(A-Power or the Company), which will be held on Wednesday, October 27, 2010, at 9 a.m., Shenyang time, at the Company’s offices located at No.44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021.

The annual meeting has been called for the following purposes:

1.	to approve the issuance of any common shares issuable pursuant to the terms of the Company’s warrants in accordance with Nasdaq Marketplace Rule 5635(d); and

2.	to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

You may vote your shares by returning the enclosed proxy card.

We see the annual meeting as an important opportunity to communicate with our shareholders and we look forward to seeing you there should you be able to attend.

Thank you very much for your continued interest in A-Power.

Sincerely,

/s/ Jinxiang Lu
Chairman of the Board of Directors and Chief Executive Officer